Filed by Lincoln National Corporation
(Commission File No. 1-6028)
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
Commission File No. 1-5955

LINCOLN FINANCIAL GROUP.
Third Quarter 2005 Earnings Conference Call
(Merger Portion)
November 2, 2005
11:00 a.m. EST

Operator: And I'll now turn things back over to our speaker to continue with the merger-related presentation.

Jon Boscia: Thank you, in our announcement of the merger with Jefferson Pilot just over three weeks ago, we cited a number of reasons why this merger will create a more powerful, more responsive company one better positioned to successfully compete in today's competitive environment. From a strategic standpoint, both companies bring many complementary strengths to the merged company. But there are two industry-leading capabilities that really serve to define the transaction.

Lincoln's distribution strength and Jefferson pilot's operational efficiency. Both Dennis glass and I have answered numerous questions and addressed pointed remarks regarding our abilities to improve these capabilities in our respective companies on a stand-alone basis. As both of us will attest to you, neither is easy to achieve, nor can they be accomplished in a brief period of time. We both view this merger as an opportunity to leverage these strengths at a time when both are critical to near-term as well as long-term success of an enterprise in today's environment. As we move into the integration planning phase, it's clear that the new organizational structure and management team will bring greater clarity and energy to our strategic initiatives in a manner that minimizes execution risk. Enhanced scale will allow us to bring greater resources to bear on industry challenges and new opportunities.

Also, our broader market focus on the mass affluent and above will ensure that a more comprehensive range of products satisfies the needs of a distribution force with unparalleled reach. At no other time have I been more excited about the opportunities in our business and our ability to capitalize on them. With that, I'll now turn it over to Priscilla for Q&A on the merger itself.

Priscilla Brown: Thanks, Jon, as noted in the opening of the call, we'd like to now open the call for your questions specific to the merger. Again, in order to provide an opportunity for as many callers as possible, we will take one question and one follow-up from each caller. Operator.

Operator: (Caller instructions) we will pause for just a moment to give everyone an opportunity to signal for questions. We'll go first to Saul Martinez with Bear, Stearns.

Saul Martinez: Good afternoon. Sorry if I missed part of Jon's remarks I'm sorry if you addressed this during your prepared remarks, but obviously both Jefferson Pilot and Lincoln have had sluggish individual life earnings in recent years. Can you talk a little bit about some of the things you can do now that you weren't able to do before the merger to offset profitability pressures, whether it be retaining more life insurance, using less reinsurance, being more aggressive on the investment management fund, operating efficiency, can you just go into any more detail on that?

Jon Boscia: I'm trying to think what points you didn't cover for me. So I'll -- because....

Saul Martinez: So I made your life easier, right?

Jon Boscia: It really is all of those points and I would say, importantly, too, it's being able to take the scale that Lincoln has and to operate it with the efficiency capabilities that Jefferson Pilot has. And that becomes important because as we continue and in our remarks as we talked about the operating results for the quarter, you know we noted in there that we are seeing now a resumption of premium growth and NAR growth inside of the life insurance lines. So the efficiency capabilities at JP won't be just a one-time event allowing us to do or bring their skill to our in-force business, but as we continue to have growth in the markets that we serve in the channels that we serve, we'll get the benefit of their efficiency in every single sale that we make on a going forward basis. So it continues to be able to sustain itself.

We also, I think, both currently have excellent leadership and employees in the organization. And the biggest area that we do have overlap is clearly in the life insurance business, and what this combination allows us to be able to do is to really have the luxury of picking the best of two very good staffed organizations. And once you put good people together that are creative and innovative, you will more often than not have positive surprises rather than negative surprises that come from that. Whether it's product design, distribution expansion, technology utilization, there's just so many things. And what's good is we didn't build that kind of stuff into the basic plan in the first place either. So, I would expect, it all to be enhancements.

Fred Crawford: I think -- Saul, it's Fred. Just piggybacking on your risk management comment, when you talk about greater financial flexibility it does also equate to the notion of where you can and can't take risk and what kind of risk you can afford to absorb relative to your capital base. And certainly the topic of looking hard at mortality and our current stand-alone retention designs is a topic to be looked at. Raising that limit does a couple things. One is it is viewed very favorably and can be critical in production in some large MGA partnerships, depending on the nature of the relationship and the clients served. But also it lessens, if you will, your exposure to what can be a reinsurance market that moves around pricing wise as you know.

So we do think that's the kind of financial flexibility that can come with the added balance sheet and the diversification of our earnings base.

Saul Martinez: Great. Thanks a lot.

Operator: We'll go next to Colin Devine with Citigroup.

Colin Devine: Hello again. A couple of questions. Perhaps if you can update us if you've given any thought to changing the financing of the deal and perhaps any more thought to the decision to retain the position in B of A or the communications operations of Jefferson Pilot?

Fred Crawford: On the financing, Colin, no change in what we've talked about previously, although when I discussed the financing package, I left open the opportunity for our management team to look at the mix, the mix of tax deductible, nontax deductible preferred and potentially mandatory converts. We're still looking at that as to where we can leverage new designs in the marketplace to certainly improve the cost of our capital. But we are committed to the high equity content capital structure that we've talked about. We think it's critical to maintaining the strong ratings that we've been able to produce out of this combined deal.

Colin Devine: Okay. Then for Jon, perhaps you could discuss the rationale for retaining Jefferson Pilot's position in B of A, which I guess was about $400 million, as well as the decision -- how strategically putting Lincoln into the television and radio business fits into this deal?

Jon Boscia: Yeah, I think, Colin, it's fair to say that as we look at any of the businesses going forward. Communications, included, we will continue to or we will look at those businesses on the basis of whether it is in the best interests of shareholders to continue to own and participate in any of our businesses at Lincoln or not to participate and own any of the businesses at Lincoln. So I don't think that at this point in time there's any compelling reason for us not to bring existing Jefferson Pilot businesses into the new Lincoln and existing Jefferson Pilot strategic investments such as Bank of America into the new Lincoln. And we will continue to evaluate any strategic investment, any of our businesses on a going forward basis relative to what we would do on an alternative, with that capital or that strategic investment.

Operator: And our next question will come from Bob Glasspiegel with Langen McAlenney.

Bob Glasspiegel: Good afternoon. What retention programs do you have in place to make sure your A performers aren't picked over in this ambiguous period today? You have the first layer of management identified, how far down have you gone to notify people and what about the key producers, how do you make sure you know they're on board?

Jon Boscia: Bob that's an excellent question and what we're doing in fact right now is developing on a concurrent basis the next level down, both in terms of organizational design, the competencies to do the job, the candidates for the jobs, identifying which candidates would be part of the ongoing Lincoln candidates are critical to retain as we go through the integration and closing process. We will be communicating as we get more and more of this information with individuals specifically about their status. Clearly, whenever you have a combination of companies like this, and we've been open with our employees in saying there will be people who will lose jobs, you know you have to put in place retention programs to keep your key talent and motivate people you want on an ongoing basis, and lots of focus, including at the highest levels, myself and Dennis Glass, is being applied to that.

Bob Glasspiegel: Thank you. One quick follow-up. Are there any prohibitions your lawyers have established against a special dividend? You said you can't do a buy back ahead of the deal.

Fred Crawford: No, there's no prohibition to special dividends.

Bob Glasspiegel: Would that be considered then, given that your ROE targets are stretched?

Fred Crawford: I think dividend decisions obviously are always up to the board's discretion. But I would expect to hold to our current dividend policy.

Operator: We'll go next to Thomas Gallagher with Credit Suisse First Boston.

Thomas Gallagher: Hi, just, I guess Jon if we could go to, you know, one of the main reasons you're focusing on for doing this acquisition is the merging the strong top line culture at Lincoln with the very efficient bottom line culture at Jefferson Pilot. Given that you've kind of put it that way, I'm imagining you've seen a pretty dramatic difference in terms of what their cost is and their ability to administer universal life and other products versus where Lincoln's running at. Can you just, and I'm not asking for an exact specific number, but can give us in ballpark terms what the difference would be from a financial metric standpoint, whether you want to put it in ROE terms, margin terms or what have you?

Jon Boscia: Offhand, Tom, I don't recall that number. However I do think that last week in the Jefferson Pilot call, Dennis glass referred to a number, if you just took the statutory G and A levels of Jefferson Pilot and applied those ratios to the Lincoln book of business, that piece alone resulted in more than $200 million of efficiency gains. And that's not putting it on any other types of businesses in Lincoln, and I think, Dennis, which I would agree with, referred to that as giving both of us, he and myself, high level confidence that the savings that we announced as a part of this are savings that we are confident we will be able to achieve but I don't remember the percentage numbers that equate to those high level numbers or to those gross savings.

Thomas Gallagher: Sure. And I remember when Dennis referenced that. I guess is there a way, and maybe I'll ask it a different way, is there a way to think about what kind of ROE improvement putting Jefferson Pilot's back office in would do for your returns? Because I guess I step back for a minute and think if this is one of the key reasons for the merger, I'm guessing there's, you know, aside from this original expense saving, which I kind of view as more a consolidation issue than a Jefferson Pilot efficiency issue, I would imagine that their ability to administer and process that business, you know, is far superior and would have added something to the overall ROE?

Jon Boscia: I would reinforce the comment I made earlier that there's a consolidation benefit that will come from this, but then as we sell each policy going forward, you will have the additional ongoing efficiency improvement. The ROE impact of it will tend to get lost because of the increase in intangibles on the balance sheet that we have talked about which really will be large enough to offset the improvement we otherwise would have received if you could just take our existing balance sheet and income statement and improve the efficiencies on the operating statement and not have to increase the equity on the balance sheet. But when you have the two moving parts there, we do have our ROE initially as Fred had indicated in the announcement, go backwards as a result of this, because of the intangibles.

Fred Crawford: ROE, we would expect to kick off at closing at around 11.5% and then climb to the 13% territory as we close out 2007. In there you have ROE lift, not only from the expense savings which incorporates the operational efficiencies, if you will, back room efficiencies you're speaking to, but also the more efficient use of capital, if you will, and that's some repurchase activity during that time frame. We haven't split out the attribution of either one of those things, but I think it's the kind of math you can sit down and move through on your own giving all the details that we've given.

Operator: Our next question will come from Jason Zucker, Fox-Pitt Kelton.

Jason Zucker: Actually my question is right along the same line. Maybe I can follow-up with that. Maybe instead of thinking about it in terms of numbers, perhaps we can talk about just some examples of where you think JP does a little bit better in terms of operational efficiencies and where you think that JP can help improve operational efficiencies at Lincoln?

Jon Boscia: I think probably the biggest area, Jason has been their application of technology to better streamline processes and have fewer administrative systems and the complexity that goes into multiple administrative systems. They've shown themselves to be superior to us when it comes to that end of the business.

Fred Crawford: I would only add that Jefferson Pilot has been hard at work in building out improved processes as well as technology for the better part of four or five years, and they've got a very sophisticated detailed play book that covers a number of different efficiency measures up and down the P&L across all their businesses, and they're quite disciplined at managing to those metrics. But those are not metrics and processes that were just adopted overnight. They've taken quite a long time to build leveraging a shared service platform. Their approach to centralized activities versus Lincoln's decentralized structure. There are a number of differences just in the way in which their platform operates and it's part of what we find appealing. I would just emphasize there's a great deal of intellectual capital that comes with this deal not just the scale. The scale end of it itself will generate savings but there's intellectual capital that comes with improved processes across the company that they've spent a tremendous amount of time on.

Jason Zucker: Great. Thank you.

Operator: And we'll go next to Suneet Kamath with Sanford Bernstein.

Suneet Kamath: Hi. I was wondering in terms of timing if you can tell us when we're going to get more information either about the consideration mix or other expectations you have with the deal. And to follow up, I understand from conversations right after the deal was announced that you shared some pretty detailed expense saving information with the rating agencies and I think the comment was that they were pretty impressed with the level of detail that you went to. Is there any way that you can, at some point, maybe even after the deal closes, share that with us? Because I think there's some skepticism around the $180 million cost savings you talked about. Thanks.

Fred Crawford: You know, just hopefully this will answer your question. But we are obviously fast at work on the closing process, which involves a number of different elements, regulatory approval, of course, both SEC as well as the state insurance departments and so forth. We would -- we are hard at work at registration statement design right now. The S-4, for example. Right now we don't have a precise date of when we would expect to be filing that, other than to note that we're making good progress on it. So I think at this point in time I'd rather not give a specific date on it.

Jon Boscia: I think in terms of the more detail behind the $180 million, that's something Suneet that certainly after the fact, if we see that there's still continued interest in doing that, would be something that we would consider. At this point in time, I feel it would be inappropriate to share that level of detail externally because as you might imagine there might be some competitive issues associated with it, with peers. There might be some employee issues that we would have to be concerned about, and putting that kind of stuff in the public domain before employees have fuller knowledge and understanding of it, I think would be inappropriate for us. After the fact, we can certainly, you know, make a different consideration, if there's still interest and merit to doing so.

Suneet Kamath: Okay. Thank you.

Operator: And we'll go next to Jimmy Bhuller with JP Morgan.

Jimmy Bhuller: Thank you. Just a question on the $180 million. Fred, could you break down the 180 million by how much of that is coming from expense savings just in your own business and how much of that could you have done on your own without the merger? And then second I have a follow-up for Jon.

Fred Crawford: We haven't broken them down, Jimmy, by what comes out of Lincoln and what comes out of JP, because really the expense savings are the result of combining the two operations and leveraging the better platform. So it's really not a way in which we're looking at the expense savings.

Jimmy Bhuller: But does the $180 include your normal ongoing expense savings program that you had before?

Fred Crawford: No. I mean to the degree we have budgeted for things that we would normally look to save on or do better at, we would expect that would not be considered or qualify, if you will, for integration savings.

When we speak to integration savings, we're meaning the pure play savings that results from the combination of the two companies, not anything we could do on our own up until that point in time.

The other thing I would note, I think Jon alluded to it in his comments, is that the notion of a company like Lincoln sort of waking up one day and deciding let's move to a shared service platform and centralized operations and let's do it quickly has a great deal more execution risk than if you were to marry, if you will, with a company that's been there and done that. And as I mentioned earlier has the detailed metrics and processes that are better than four or five years in development. So, again, I would just highlight Jon's comments in that regard that we think the $180 is a good number, but also carries less execution risk than if the company were to just simply decide to go on a new platform and reorganize.

Jimmy Bhuller: Okay.

Jon Boscia: You said you had a follow-up?

Jimmy Bhuller: Just on the new spend, you spent a significant amount of time talking about the flows in asset management, annuity businesses, and you mentioned Delaware, the value of the company is not being fully reflected in your stock price. How do you think after the merger it will be reflected in the stock price? Delaware was small enough as it was as a part of your overall company, now it's only going to be about 2% of earnings, the same thing about your variable annuity business. That's also significantly a smaller portion of the combined entity. How do you think the values of those, perhaps the best two franchises that Lincoln had, will be reflected in the stock price after the combination with Jefferson Pilot?

Jon Boscia: I think both are good questions, and let me just take a step back a little bit here, Jimmy, and try to give you some of my thinking on it. And here I'm going to put on my former portfolio manager hat and take a look at Lincoln. One of the, I think, areas of concern that I would have had in looking at Lincoln was in fact the success that we were having in both Delaware and our variable annuity lines and that success, while welcome and really coveted, carried with it a risk that the company would be even more and more look like almost a giant mutual fund from an equity sensitivity to the market perspective. And you know the majority of the economic cycle you're going to feel good about that. But as we saw in 2000, 2001 and 2002 it's also an unattractive business exposure to have in the wrong part of a cycle.

So as I look at what this company looks like afterwards, we end up with only 30 to, you know, 32, 33% of the company having an equity market exposure to it, which, looking at it from the other way, means that we have 65 plus percent of the company that has more predictable, more stable earnings, which also should have associated with it more free cash flow predictability and generation capabilities inside of it as well. But yet you still have about a third of your company that has the positive beta or has the beta associated with the equity markets, which, again, in most conditions is going to be positive beta and it's going to work for you to help you with that.

So I think just strategically, it's a very good mix to have. Now, as it relates to Delaware being in our valuation today or not being in our valuation, I believe it's not in the valuation today, not because of its percentage of the company by itself, but that percentage in fact equates to there really hasn't been much earnings coming out of Delaware. And if you're looking at a business that has EBITDA margins of the low 20%, growing to a business that has EBITDA margins greater than that and indeed as we've indicated by 2007 our objective being a 30% EBITDA margin, well now it gives the investment community something real, something tangible to apply a multiple against because as we all know you have to have earnings times a multiple in order to get valuation. And if your earnings are too low, you just don't, you know, it doesn't matter what the multiple is. So I feel very confident that as we have continued EBITDA margin expansion, even though Delaware will have less a percentage of the overall company, it will in fact have a positive contribution, because of the earnings in there. Variable annuities are today and will continue to be a core franchise of this corporation. And the most exciting thing about our annuity business is we know as do all of you that the future of retail financial services is largely going to be hovered and concentrated around retirement income. People, particularly baby boomers, are accumulating money to some day live off of that money. And annuities continue to receive extraordinarily positive press. I would call your attention for many of you particularly in the New York City area, just look at the cover story of the New York Times magazine on Sunday, we're coming out of, you know, what generally is a previous conservative or a pretty, I should say liberal newspaper, highlighting that annuities, in fact on-benefit annuities, are the answer to the retirement challenges.

We need to continue to have that as a core franchise, and I think Lincoln's current success really places us at the top of the industry in being able to be at the forefront of retirement income and we talked about, you know, the billion plus now of income for life sales that we've made. So I think all of this is just going to continue to be very attractive growth trends and curves for Lincoln going forward.

Operator: That concludes today's conference. Thank you everyone for your participation.

IMPORTANT NOTICE

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY  STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot‘s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.